Chardan Capital Markets, LLC

17 State Street, Suite 2100

New York, New York 10004

July 9, 2020

VIA EMAIL & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald Alper

Re:	PTK Acquisition Corp. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-239149)

Dear Mr. Alper:

On behalf of Chardan Capital Markets, LLC, the representative of the several underwriters (the “Representative”), the undersigned hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) withdraw the Representatives’ acceleration request for the Company’s Registration Statement on Form S-1 requesting effectiveness on July 9, 2020 at 4:00 p.m. Eastern Time, or as soon as possible thereafter.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of PTK Acquisition Corp. that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on July 10, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we expect to distribute approximately 525 copies of the preliminary prospectus dated June 12, 2020 (the “Preliminary Prospectus”) between June 29, 2020 and July 10, 2020 to prospective underwriters, dealers, institutional investors and others. In addition, please be advised that the prospectus dated July 10, 2020 will be distributed to all recipients of the Preliminary Prospectus.

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours, CHARDAN CAPITAL MARKETS, LLC

By:	/s/ George Kaufman
Name: George Kaufman Title: Managing Director, Head of Investment Banking

[Signature Page to Acceleration Request Letter]